

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2013

<u>Via E-mail</u>
Ms. Donna J. Blank
Chief Financial Officer
National Financial Partners Corp
340 Madison Avenue
20th Floor
New York, NY 10173

> **Re: National Financial Partners Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 15, 2013**
> **File No. 001-31781**

Dear Ms. Blank:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert the staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief